[First Financial Northwest, Inc. Letterhead]

Via Edgar, Telecopy and Regular Mail

August 17, 2009

Mr. Kevin W. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	First Financial Northwest, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Form 8-K filed July 27, 2009
File No. 001-33652

Dear Mr. Vaughn:

This letter is to acknowledge receipt of the comment letter, dated August 3, 2009.  As a result of the difficulty in coordinating various vacation schedules, we respectfully request that we be given an extra week to respond to your comment letter, or until August 24, 2009, to allow for us, our legal counsel and our auditors to have sufficient time to review and respond to the comments.

If you have any questions concerning this matter, please contact the undersigned at 425-254-2015 or e-mail at stensliek@FSBNW.com ..

Sincerely,

/s/Kari Stenslie

Kari Stenslie,
VP Chief Financial Officer

cc:           Mike Volley, SEC